UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

o TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S.Empoloyer Identification No.)

400 East Spring Street	
Bluffton, Indiana	**46714**
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant's telephone number, including area code

Franklin Electric Directed Investment Salary Plan

Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, and Supplemental Schedule as of December 31, 2008, and Independent Auditors' Report

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Franklin Electric Directed Investment Salary Plan
Bluffton, Indiana

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2009

Member of
Deloitte Touche Tohmatsu

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Participant-directed investments — at fair value (Note 3):		
Short-term investments	$ 432,300	$ 837,300
Franklin Electric Co., Inc. common stock	15,837,500	20,789,400
Investments in shares of registered investment companies	19,949,000	36,854,800
Invesco Structured Core Equity Fund	5,655,200	10,836,000
Wells Fargo Stable Return Fund	26,069,200	20,116,200
U.S. Government and Government Agencies		3,550,500
Target Date Funds	1,261,000	
Participant loans	2,211,700	2,413,200
Total investments	71,415,900	95,397,400
Receivables:		
Employer contribution	1,579,800	505,300
Accrued investment income	800	16,300
Total receivables	1,580,600	521,600
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	72,996,500	95,919,000
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENTS CONTRACTS	1,459,500	60,500
NET ASSETS AVAILABLE FOR BENEFITS	$ 74,456,000	$ 95,979,500

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

CONTRIBUTIONS:	
Participant contributions	$ 4,001,700
Participant rollover contributions	1,181,300
Transfer from ESOP diversification	468,900
Employer contributions	1,579,800
Total contributions	7,231,700
INVESTMENT INCOME (LOSS):	
Net depreciation in fair value of investments	(20,174,800)
Dividends and interest	1,115,300
Net investment loss	(19,059,500)
DEDUCTIONS:	
Benefits paid to participants	9,628,900
Administrative expenses	66,800
Total deductions	9,695,700
DECREASE IN NET ASSETS	(21,523,500)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	95,979,500
End of year	$ 74,456,000

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

1. DESCRIPTION OF THE PLAN

The following description of the Franklin Electric Directed Investment Salary Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General — The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee ("Plan Administrator"), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. ("Plan Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for Bluffton, Indiana hourly and nonexempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan ("ESOP").

Contribution — Participating employees may elect to contribute from 1% to 50% of their eligible compensation to the Plan, subject to Internal Revenue Service ("IRS") limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100% of the first 1% and 50% of the next 4% of the participant's contribution, or up to 3% of each employee's eligible compensation for the year, provided the Company's pre-tax profits for the year exceed 6% of the Company's net worth at the beginning of each year, and the individual is an active employee at the end of the year (unless retired, deceased or disabled). Company contributions to the participant accounts are funded in the first quarter following the plan year. Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a Company match, subject to IRS limitations.

Diversification Election for ESOP — Participants have the opportunity on a monthly basis to diversify all vested monies in their ESOP account balance into the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses. Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investments — Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock Fund, a structured core equity fund, an intermediate bond fund, a stable return collective investment fund, an international equity fund, a small capitalization growth equity fund, a large capitalization growth fund, and a target date fund as investment options for participants.

Vesting — Participants are fully vested in their accounts at all times.

Participant Loans — Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account. Loans are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4½ years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Payment of Benefits — Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties — Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation — The Plan's investments are stated at fair value. Investments in the Franklin Electric Co., Inc. common stock, the JP Morgan Intermediate Bond Fund, the American Funds EuroPacific Growth Fund, the American Century Small Company Fund, the American Beacon Large Cap Value Fund, and the T. Rowe Price Growth Stock Fund are valued at the last quoted sale or bid prices as reported on a recognized security exchange. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* ("FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Wells Fargo Stable Return Fund N (the "Fund") is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Wells Fargo Stable Return Fund G ("Fund G"). Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. The Fund establishes a daily Net Asset Value ("NAV"), including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances. The fair values of these investment contracts, including any wrapper contracts, are calculated by using either the quoted market prices of the underlying securities adjusted for the present value of the difference between the current wrapper fee and the contracted wrapper fee, or by discounting the related cash flows based on the current discount rate.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participants withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The Invesco Structured Core Equity Fund ("Invesco") is a collective trust fund, established by AMVESCAP National Trust Company as a component of the Institutional Retirement Trust, a collective trust of AMVESCAP National Trust Company. Invesco is valued at the respective net asset values as reported by the trusts.

The Dow Jones Target Date Funds are gateway funds that invest in various master portfolios, which in turn invests in a combination of equity, fixed income and money market securities to replicate the Dow Jones Target Index. The Target Date Funds are recorded at fair value.

Management fees are charged to the Plan for investments in the JP Morgan Intermediate Bond Fund, the American Funds EuroPacific Growth Fund, the American Century Small Company Fund, the American Beacon Large Cap Value Fund, the Target Date Funds, and the T. Rowe Price Growth Stock Fund, are deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses are paid by the Plan as provided in the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2008 and 2007.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157 ("SFAS 157"), *Fair Value Measurements*, as of January 1, 2008 (see Note 3). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. INVESTMENTS

In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2008.

	Total 12/31/2008	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Wells Fargo Stable Return Fund	$26,069,200	$ -	$26,069,200	$ -
JP Morgan Intermediate Bond Fund	4,370,000	4,370,000		
Invesco Structured Core Equity Fund	5,655,200		5,655,200	
Franklin Electric Co., Inc. Common Stock	15,837,500	15,837,500		
Short-term Investments	432,300	432,300		
T. Rowe Price Growth Stock Fund	2,043,500	2,043,500		
American Century Small Company Fund	1,981,700	1,981,700		
American Funds EuroPacific Growth Fund	3,824,200	3,824,200		
Dow Jones Target Funds	1,261,000	1,261,000		
American Beacon Large Cap Fund	7,729,600	7,729,600		
Participant Loans	2,221,700		2,221,700	
Total	$71,425,900	$37,479,800	$33,946,100	$ -

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Franklin Electric Co., Inc. Common Stock (563,412 and 543,230 shares, respectively)	$15,837,500	$20,789,400
MFS Strategic Value Equity Fund	-	15,336,700
Wells Fargo Stable Return Fund	26,069,200	20,116,200
Invesco Structured Core Equity Fund	5,655,200	10,836,000
American Funds EuroPacific Growth Fund	3,824,200	9,633,000
American Beacon Large Cap Value Fund	7,729,600	-
JP Morgan Intermediate Bond Fund	4,370,000	-

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Wells Fargo Stable Return Fund	$ 988,900
JP Morgan Intermediate Bond Fund	(91,900)
Invesco Structured Core Equity Fund	(3,241,900)
Franklin Electric Co., Inc. Common Stock	(5,338,900)
MFS Strategic Value Equity Fund	(2,293,300)
T. Rowe Price Growth Stock Fund	(1,746,900)
American Century Small Company Fund	(1,357,500)
American Funds EuroPacific Growth Fund	(3,500,000)
Target Date Fund	(341,200)
American Beacon Large Cap Fund	(3,252,100)
Net depreciation of investments	$ (20,174,800)

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of funds managed by the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 563,412 and 543,230 units, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer, with a cost basis of $16,063,800 and $15,090,471, respectively.

5. PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.

6. TAX STATUS

The IRS has determined and informed the Company by a letter, dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the "Code"). The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total net assets available for benefits and total decrease in net assets per the financial statements and the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Statement of net assets available for benefits:		
Net assets available for benefits per the financial statements	$ 74,456,000	$ 95,979,500
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,459,500)	(60,500)
Net assets available for benefits per the Form 5500 — at fair value	$ 72,996,500	$ 95,919,000
Statement of changes for net assets available for benefits:		
Decrease in net assets per the financial statements	$ (21,523,500)	
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,399,000)	
Net loss per Form 5500	$ (22,922,500)	

* * * * * *

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Wells Fargo Bank of Minnesota Short-term Investment Fund	Short-term Investment Fund	**	$ 432,300
*	Franklin Electric Co., Inc.	Common Stock	**	15,837,500
	Dow Jones Target Date Funds	Target Date Funds	**	1,261,000
*	Wells Fargo Stable Return Fund	Common Collective Trust	**	26,069,200
	American Beacon Large Cap Fund	Registered Investment Company	**	7,729,600
	Invesco Structured Core Equity Fund	Common Collective Trust	**	5,655,200
	JP Morgan Intermediate Bond Fund	Registered Investment Company	**	4,370,000
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	3,824,200
	American Century Small Company Fund	Registered Investment Company	**	1,981,700
	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	2,043,500
*	Various participants	Participant loans (maturing 2009 to 2017 at interest rates of 4.25% to 10.5%)	**	2,211,700
				$71,415,900

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
Directed Investment Salary Plan

Date July 8, 2009   By   /s/ John J. Haines

John H. Haines, Vice President and Chief
Financial Officer and Secretary (Principal
Financial and Accounting Officer)



Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

Indianapolis, IN
July 8, 2009

<u>EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,</u>

<u>AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002</u>

In connection with the Annual Report of the Franklin Electric Directed Investment Salary Plan (the "Plan") on Form 11-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I John J. Haines, Vice President and Chief Financial Officer and Secretary of Franklin Electric Co., Inc. (the "Company"), and Chairman of the company's Employee Benefits Committee (the "Plan Administrator"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date   July 8, 2009

            /s/ John J. Haines
            John J. Haines, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)